UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment Regarding Decision on Acquisition of Shares

As a result of the completion of the acquisition of certain shares of Hana Financial Group Inc. (“HFG”) by SK Telecom Co., Ltd. (the “Company”), “Item 2. Details of Acquisition,” “Item 3. Number of Shares to be Held by the Company and Shareholding Ratio after Acquisition” and “Item 10. Other Important Matters Relating to Investment Decision” of the Form 6-K relating to the acquisition of shares of HFG furnished by the Company on July 22, 2022 is amended and replaced as follows, where in each case underlines were added for emphasis on the changes made:

2. Details of Acquisition	Number of the Shares to be Acquired	8,630,949
	Aggregate Acquisition Value (Won)	330,032,152,750
	The Company’s Total Shareholders’ Equity (Won)	12,335,138,024,232
	Ratio of Aggregate Acquisition Value to the Company’s Total Shareholders’ Equity as of December 31, 2021	2.68%
	Large-scale Corporation	Applicable
3. Number of Shares to be Held by the Company and Shareholding Ratio after Acquisition	Number of Shares to be Held	8,630,949
	Shareholding Ratio	2.92%
10. Other Important Matters Relating to Investment Decision

-   The share capital of HFG set forth in Item 1 above is on a consolidated basis as of December 31, 2021.

-   The Company’s total shareholders’ equity set forth in Item 2 above is on a consolidated basis as of December 31, 2021.

-   The scheduled acquisition date set forth in Item 6 above refers to the date that is one day following the start date of the contract period for the special money trust, which is from July 27, 2022 to January 31, 2024. The actual acquisition was completed on November 2, 2022, and the special money trust was terminated on the same date.

-   The table below sets forth the summary consolidated financial information of HFG as of and for the years ended December 31, 2021, 2020 and 2019, where “revenue” refers to HFG’s operating revenue, which includes interest income, commission income, financial instruments income, foreign exchange income and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: November 2, 2022